July 14, 2014

VIA EDGAR

Jessica Livingston

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	SP Bancorp, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 30, 2014

File No. 001-34933

Dear Ms. Livingston:

As we discussed by telephone, on behalf of SP Bancorp, Inc. (the “Company”), I’m writing to request an extension of the time period to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 11, 2014 (the “Comment Letter”), relating to the Preliminary Proxy Statement on Schedule 14A, filed by the Company with the Commission on May 30, 2014 (File No. 001-34933) (the “Proxy Statement”). The Company currently expects to file a response to the Comment Letter, including revised preliminary proxy materials, on or about July 18, 2014.

Should any member of the Staff have any questions or desire further information or clarification in connection therewith, such person should contact the undersigned at (214) 651-5587 or scott.wallace@haynesboone.com.

Very truly yours,

/s/ W. Scott Wallace
W. Scott Wallace
Direct Phone Number: 214.651.5587 Direct Fax Number: 214.200.0674 scott.wallace@haynesboone.com

cc:	Kathryn McHale